Chubb Group of Insurance Companies              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND


NAME OF ASSURED (including its Subsidiaries):
                                                Bond Number: 81907984

P C & J PRESERVATION FUND
                                                FEDERAL INSURANCE COMPANY


120 WEST THIRD STREET, STE. 300           Incorporated under the laws of Indiana
DAYTON, OHIO 45402           a stock insurance company herein called the COMPANY
                                  Capital Center, 251 North Illinois, Suite 1100
                                                     Indianapolis, IN 46204-1927


ITEM 1.     BOND PERIOD:       from     12:01 a.m. on     October 4, 2012
                               to       12:01 a.m. on     October 4, 2013

ITEM 2.     LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

      If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE
        and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any
              loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                               DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY       AMOUNT
 1. Employee                                     $         300,000     $       0
 2. On Premises                                  $     Not Covered     $     N/A
 3. In Transit                                   $     Not Covered     $     N/A
 4. Forgery or Alteration                        $     Not Covered     $     N/A
 5. Extended Forgery                             $     Not Covered     $     N/A
 6. Counterfeit Money                            $     Not Covered     $     N/A
 7. Threats to Person                            $     Not Covered     $     N/A
 8. Computer System                              $     Not Covered     $     N/A
 9. Voice Initiated Funds Transfer Instruction   $         300,000     $       0
10. Uncollectible Items of Deposit               $     Not Covered     $     N/A
11. Audit Expense                                $     Not Covered     $     N/A


    ITEM 3.     THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
                                                                       FOLLOWING
                                  ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
                                                                             1,2

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

[GRAPHIC OMITED]

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Form 17-02-1421 (Ed. 5-98)     Page 1 of 1



        The COMPANY, in consideration of payment of the required premium, and in reliance
      on the APPLICATION and all other statements made and information furnished to the
     COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
      Bond and to all other terms and conditions of this Bond, agrees to pay the
                                                                         ASSURED
                                                                            for:


Insuring Clauses


   Employee     1     .     Loss resulting directly from Larceny or Embezzlement
                                                                committed by any
Employee, alone or in collusion with others.




   On Premises     2     .     Loss of Property resulting directly from robbery,
                                                      burglary, false pretenses,
                       common law or statutory larceny, misplacement, mysterious
                                                                   unexplainable
                         disappearance, damage, destruction or removal, from the
                                                          possession, custody or
                        control of the ASSURED, while such Property is lodged or
                                                           deposited at premises
               located anywhere.


  In Transit     3     .     Loss of Property resulting directly from common law
                                                           or statutory larceny,
                 misplacement, mysterious unexplainable disappearance, damage or destruction,
               while the Property is in transit anywhere:

                       a.     in an armored motor vehicle, including loading and
                                                              unloading thereof,

                 b.     in the custody of a natural person acting as a messenger
                                                                 of the ASSURED,
                                                                              or

                     c.     in the custody of a Transportation Company and being
                                                                transported in a
                        conveyance other than an armored motor vehicle provided,
                                                                   however, that
                    covered Property transported in such manner is limited to the following:

                                                   (1     )     written records,

                    (2     )     securities issued in registered form, which are
                                                             not endorsed or are
restrictively endorsed, or

                      (3     )     negotiable instruments not payable to bearer,
                                                          which are not endorsed
                                                  or are restrictively endorsed.

                   Coverage under this INSURING CLAUSE begins immediately on the receipt of
               such Property by the natural person or Transportation Company and ends
               immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


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Form 17-02-1421 (Ed. 5-98)     Page 1 of 19



Insuring Clauses
(continued)


Forgery Or Alteration     4     .     Loss resulting directly from:
                    a.     Forgery on, or fraudulent material alteration of, any
                                                              bills of exchange,
                          checks, drafts, acceptances, certificates of deposits,
                                                           promissory notes, due
                     bills, money orders, orders upon public treasuries, letters of credit, other
                      written promises, orders or directions to pay sums certain in money, or
                    receipts for the withdrawal of Property, or

                    b.     transferring, paying or delivering any funds or other
                                                       Property, or establishing
                       any credit or giving any value in reliance on any written
                                                           instructions, advices
                          or applications directed to the ASSURED authorizing or
                                                               acknowledging the
                        transfer, payment, delivery or receipt of funds or other
                                                                 Property, which
                      instructions, advices or applications fraudulently purport to bear the
                        handwritten signature of any customer of the ASSURED, or
                                                                  shareholder or
                        subscriber to shares of an Investment Company, or of any
                                                                       financial
                      institution or Employee but which instructions, advices or applications either
                     bear a Forgery or have been fraudulently materially altered without the
                            knowledge and consent of such customer, shareholder,
                                                           subscriber, financial
                    institution or Employee;

                 excluding, however, under this INSURING CLAUSE any loss covered under
                    INSURING CLAUSE 5. of this Bond, whether or not coverage for
                                                                        INSURING
               CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                         For the purpose of this INSURING CLAUSE, a mechanically
                                                            reproduced facsimile
               signature is treated the same as a handwritten signature.


       Extended Forgery     5     .     Loss resulting directly from the ASSURED
                                               having, in good faith, and in the
                 ordinary course of business, for its own account or the account of others in any
               capacity:

               a.     acquired, accepted or received, accepted or received, sold or delivered, or
                           given value, extended credit or assumed liability, in
                                                        reliance on any original
                    Securities, documents or other written instruments which prove to:

                               (1)     bear a Forgery or a fraudulently material
                                                                     alteration,

                                            (2)     have been lost or stolen, or

                                                      (3)     be Counterfeit, or

                 b.     guaranteed in writing or witnessed any signatures on any
                                                                       transfer,
                         assignment, bill of sale, power of attorney, guarantee,
                                                            endorsement or other
                           obligation upon or in connection with any Securities,
                                                              documents or other
                    written instruments.

                       Actual physical possession, and continued actual physical
                                                          possession if taken as
                      collateral, of such Securities, documents or other written instruments by an
                    Employee, Custodian, or a Federal or State chartered deposit institution of the
                ASSURED is a condition precedent to the ASSURED having relied on such items.
                Release or return of such collateral is an acknowledgment by the
                                                                 ASSURED that it
               no longer relies on such collateral.


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Insuring Clauses


Extended Forgery               For the purpose of this INSURING CLAUSE, a
mechanically reproduced facsimile
(continued)               signature is treated the same as a handwritten
signature.


Counterfeit Money     6     .     Loss resulting directly from the receipt by
the ASSURED in good faith of any
               Counterfeit money.


Threats To Person     7     .     Loss resulting directly from surrender of
Property away from an office of the
               ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

               a.     the Employee who receives the threat has made a reasonable effort to
                    notify an officer of the ASSURED who is not involved in such threat, and

                   b.     the ASSURED has made a reasonable effort to notify the
                                                               Federal Bureau of
                             Investigation and local law enforcement authorities
                                                         concerning such threat.

               It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
               ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
               ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.


Computer System     8     .     Loss resulting directly from fraudulent:
                                                 a.     entries of data into, or

               b.     changes of data elements or programs within,

               a Computer System, provided the fraudulent entry or change causes:

                    (1     )     funds or other property to be transferred, paid
or delivered,

                    (2     )     an account of the ASSURED or of its customer to
                                                              be added, deleted,
debited or credited, or

                    (3     )     an unauthorized account or a fictitious account
                                                                to be debited or
                                                                       credited.


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Insuring Clauses
(continued)


Voice Initiated Funds     9     .     Loss resulting directly from Voice
Initiated Funds Transfer Instruction directed
Transfer Instruction               to the ASSURED authorizing the transfer of
dividends or redemption proceeds of
               Investment Company shares from a Customer's account, provided such Voice
               Initiated Funds Transfer Instruction was:

                  a.     received at the ASSURED'S offices by those Employees of
                                                                     the ASSURED
                    specifically authorized to receive the Voice Initiated Funds
                                                                        Transfer
                                                                    Instruction,

                        b.     made by a person purporting to be a Customer, and

               c.     made by said person for the purpose of causing the ASSURED or Customer
                      to sustain a loss or making an improper personal financial gain for such
                                                     person or any other person.

               In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
               Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
               COMPANY.


Uncollectible Items of     10     .     Loss resulting directly from the ASSURED
having credited an account of a
Deposit               customer, shareholder or subscriber on the faith of any
Items of Deposit which
               prove to be uncollectible, provided that the crediting of such account causes:

                              a.     redemptions or withdrawals to be permitted,

                                                  b.     shares to be issued, or

                                                    c.     dividends to be paid,

from an account of an Investment Company.

               In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
               APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

               Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.


Audit Expense     11     .     Expense incurred by the ASSURED for that part of
the cost of audits or
               examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
               Bond.


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General Agreements


     Additional Companies     A.     If more than one corporation, or Investment
                                                  Company, or any combination of
Included As Assured          them is included as the ASSURED herein:
             (1     )     The total liability of the COMPANY under this Bond for
                                                                  loss or losses
                    sustained by any one or more or all of them shall not exceed the limit for
                        which the COMPANY would be liable under this Bond if all
                                                                  such loss were
                    sustained by any one of them.

             (2     )     Only the first named ASSURED shall be deemed to be the
                                                               sole agent of the
                      others for all purposes under this Bond, including but not limited to the giving
                    or receiving of any notice or proof required to be given and for the purpose of
                      effecting or accepting any amendments to or termination of this Bond. The
                    COMPANY shall furnish each Investment Company with a copy of the
                    Bond and with any amendment thereto, together with a copy of each formal
                     filing of claim by any other named ASSURED and notification of the terms of
                     the settlement of each such claim prior to the execution of such settlement.

                (3     )     The COMPANY shall not be responsible for the proper
                                                              application of any
                              payment made hereunder to the first named ASSURED.

              (4     )     Knowledge possessed or discovery made by any partner,
                                                              director, trustee,
                            officer or supervisory employee of any ASSURED shall
                                                            constitute knowledge
                       or discovery by all the ASSUREDS for the purposes of this
                                                                           Bond.

             (5     )     If the first named ASSURED ceases for any reason to be
                                                              covered under this
                      Bond, then the ASSURED next named on the APPLICATION shall thereafter
                    be considered as the first named ASSURED for the purposes of this Bond.


Representation Made By     B.     The ASSURED represents that all information it
                                                            has furnished in the
   Assured          APPLICATION for this Bond or otherwise is complete, true and correct. Such
                 APPLICATION and other information constitute part of this Bond.

          The ASSURED must promptly notify the COMPANY of any change in any fact
                                                                              or
           circumstance which materially affects the risk assumed by the COMPANY under
                                                                      this Bond.

           Any intentional misrepresentation, omission, concealment or incorrect statement of
          a material fact, in the APPLICATION or otherwise, shall be grounds for recision of
                                                                      this Bond.


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General Agreements
(continued)

       Additional Offices Or     C.     If the ASSURED, other than an Investment
                                           Company, while this Bond is in force,
Employees - Consolidation,          merges or consolidates with, or purchases or
                                               acquires assets or liabilities of
  Merger Or Purchase Or          another institution, the ASSURED shall not have
                                                the coverage afforded under this
                      Acquisition Of Assets Or          Bond for loss which has:
         Liabilities - Notice To          (1     )     occurred or will occur on
                                                                    premises, or
Company
                   (2     )     been caused or will be caused by an employee, or
          (3     )     arisen or will arise out of the assets or liabilities,
                                        of such institution, unless the ASSURED:
                    a.          gives the COMPANY written notice of the proposed
                                                        consolidation, merger or
                       purchase or acquisition of assets or liabilities prior to
                                                          the proposed effective
                                                        date of such action, and
           b.          obtains the written consent of the COMPANY to extend some
                                                                   or all of the
                     coverage provided by this Bond to such additional exposure,
                                                                             and
                   c.          on obtaining such consent, pays to the COMPANY an
                                                             additional premium.


   Change Of Control -     D.     When the ASSURED learns of a change in control
                                                    (other than in an Investment
    Notice To Company          Company), as set forth in Section 2(a) (9) of the
                                                       Investment Company Act of
            1940,          the ASSURED shall within sixty (60) days give written
                                                                   notice to the
                                                          COMPANY setting forth:
               (1     )     the names of the transferors and transferees (or the
                                                         names of the beneficial
                       owners if the voting securities are registered in another
                                                                          name),
                 (2     )     the total number of voting securities owned by the
                                                             transferors and the
                        transferees (or the beneficial owners), both immediately
                                                            before and after the
                    transfer, and
                 (3     )     the total number of outstanding voting securities.
              Failure to give the required notice shall result in termination of coverage for any
                loss involving a transferee, to be effective on the date of such change in control.


     Court Costs And     E.     The COMPANY will indemnify the ASSURED for court
                                                            costs and reasonable
    Attorneys' Fees          attorneys' fees incurred and paid by the ASSURED in
                                                         defense, whether or not
            successful, whether or not fully litigated on the merits and whether or not settled,
                of any claim, suit or legal proceeding with respect to which the
                                                                   ASSURED would
               be entitled to recovery under this Bond. However, with respect to
                                                                        INSURING
          CLAUSE 1., this Section shall only apply in the event that:
          (1     )     an Employee admits to being guilty of Larceny or
Embezzlement,
              (2     )     an Employee is adjudicated to be guilty of Larceny or
                                                                Embezzlement, or


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General Agreements


Court Costs And     (3)     in the absence of 1 or 2 above, an arbitration panel
                                                       agrees, after a review of
   Attorneys' Fees          an agreed statement of facts between the COMPANY and
                                                                    the ASSURED,
       (continued)          that an Employee would be found guilty of Larceny or
                                                                 Embezzlement if
such Employee were prosecuted.

     The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all
     pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
     The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

     If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

     If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal
     proceeding.

     If the amount demanded in any such suit or legal proceeding is in excess of the
     LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees
     incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT
OF
     LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

     If the amount demanded is any such suit or legal proceeding is in excess of the
     DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
              2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or
     part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

     Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.


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Conditions And
Limitations


Definitions     1     .     As used in this Bond:
                  a.     Computer System means a computer and all input, output,
                                                                     processing,
                            storage, off-line media libraries, and communication
                                                            facilities which are
                       connected to the computer and which are under the control
                                                                 and supervision
                      of the operating system(s) or application(s) software used by the ASSURED.

               b.     Counterfeit means an imitation of an actual valid original which is intended
                    to deceive and be taken as the original.

                         c.     Custodian means the institution designated by an
                                                           Investment Company to
                                  maintain possession and control of its assets.

                    d.     Customer means an individual, corporate, partnership,
                                                                 trust customer,
                    shareholder or subscriber of an Investment Company which has a written
                            agreement with the ASSURED for Voice Initiated Funds
                                                                        Transfer
                                                                    Instruction.

               e.     Employee means:

                    (1     )     an officer of the ASSURED,

                      (2     )     a natural person while in the regular service
                                                        of the ASSURED at any of
                              the ASSURED'S premises and compensated directly by
                                                                     the ASSURED
                                   through its payroll system and subject to the
                                                          United States Internal
                                   Revenue Service Form W-2 or equivalent income
                                                              reporting plans of
                                   other countries, and whom the ASSURED has the
                                                            right to control and
                                 direct both as to the result to be accomplished
                                                           and details and means
                                     by which such result is accomplished in the
                                                             performance of such
                              service,

                     (3     )     a guest student pursuing studies or performing
                                                            duties in any of the
ASSURED'S premises,

                         (4     )     an attorney retained by the ASSURED and an
                                                                employee of such
                              attorney while either is performing legal services
                                                                for the ASSURED,

                         (5     )     a natural person provided by an employment
                                                           contractor to perform
                                       employee duties for the ASSURED under the
                                                           ASSURED'S supervision
                                               at any of the ASSURED'S premises,

                            (6     )     an employee of an institution merged or
                                                           consolidated with the
                               ASSURED prior to the effective date of this Bond,

                     (7     )     a director or trustee of the ASSURED, but only
                                                           while performing acts
                              within the scope of the customary and usual duties
                                                               of any officer or
                              other employee of the ASSURED or while acting as a
                                                                   member of any
                               committee duly elected or appointed to examine or
                                                                   audit or have
                                custody of or access to Property of the ASSURED,
                                                                              or


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Conditions And
Limitations


Definitions     (8     )     each natural person, partnership or corporation
authorized by written
     (continued)               agreement with the ASSURED to perform services as
                                                                 electronic data
               processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing
               such services and not:

                        a.     creating, preparing, modifying or maintaining the
                                                                       ASSURED'S
                    computer software or programs, or

                 b.     acting as transfer agent or in any other agency capacity
                                                                      in issuing
                                   checks, drafts or securities for the ASSURED,

      (9     )     any partner, officer or employee of an investment advisor, an underwriter
                       (distributor), a transfer agent or shareholder accounting
                                                             recordkeeper, or an
                  administrator, for an Investment Company while performing acts coming
                within the scope of the customary and usual duties of an officer or employee
                 of an Investment Company or acting as a member of any committee duly
                    elected or appointed to examine, audit or have custody of or access to
               Property of an Investment Company.

               The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

               a.     which is not an "affiliated person" (as defined in Section
                                                                     2(a) of the
                     Investment Company Act of 1940) of an Investment Company or
                                                                              of
                     the investment advisor or underwriter (distributor) of such
                                                                      Investment
                                                                     Company, or

                     b.     which is a "bank" (as defined in Section 2(a) of the
                                                                      Investment
Company Act of 1940).

                    This Bond does not afford coverage in favor of the employers of
                     persons as set forth in e. (4), (5) and (8) above, and upon payment to
                      the ASSURED by the COMPANY resulting directly from Larceny
                                                                              or
                      Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in
                                                                  collusion with
                       others, an assignment of such of the ASSURED'S rights and
                                                                       causes of
                       action as it may have against such employers by reason of
                                                                       such acts
                     so committed shall, to the extent of such payment, be given by the
                       ASSURED to the COMPANY, and the ASSURED shall execute all
                            papers necessary to secure to the COMPANY the rights
                                                                    provided for
                                                                         herein.

               Each employer of persons as set forth in e.(4), (5) and (8) above and the
                  partners, officers and other employees of such employers shall collectively
                   be deemed to be one person for all the purposes of this Bond;
                                                                      excepting,
               however, the fifth paragraph of Section 13.

               Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general
               character shall not be considered Employees.


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Conditions And
Limitations


Definitions     f.     Forgery means the signing of the name of another natural
person with the
(continued)          intent to deceive but does not mean a signature which
consists in whole or in
          part of one's own name, with or without authority, in any capacity for any purpose.

     g. Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

     h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

     i.     Larceny or Embezzlement means larceny or embezzlement as defined in
          Section 37 of the Investment Company Act of 1940.

     j.     Property means money, revenue and other stamps; securities;
including any
          note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
          sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of
          interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data
          processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
          ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

     k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
          Employee or partner and being related to them by blood, marriage or legal guardianship.

     l. Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or
          assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business
          transferable by delivery of such instruments with any necessary endorsements or assignments.


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Conditions And
Limitations


Definitions               m.     Subsidiary means any organization that, at the
inception date of this Bond,
(continued)                    is named in the APPLICATION or is created during
the BOND PERIOD and
                    of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

               n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

               o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

               p. Voice Initiated Redemption means any redemption of shares issued by an
                    Investment Company which is requested by voice over the telephone.

               q. Voice Initiated Funds Transfer Instruction means any Voice Initiated
                    Redemption or Voice Initiated Election.

               For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.


General Exclusions -     2     .     This bond does not directly or indirectly
cover:
Applicable to All Insuring               a.     loss not reported to the COMPANY
in writing within sixty (60) days after
Clauses                    termination of this Bond as an entirety;

               b. loss due to riot or civil commotion outside the United States of America and
                    Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

               c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

               d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

               e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

               f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

               g. loss resulting from indirect or consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 11 of 19



Conditions And
Limitations

 General Exclusions -               h.     loss resulting from dishonest acts by
                                            any member of the Board of Directors
       Applicable to All Insuring                    or Board of Trustees of the
                                          ASSURED who is not an Employee, acting
                   Clauses                    alone or in collusion with others;
      (continued)               i.     loss, or that part of any loss, resulting
                                                solely from any violation by the
ASSURED or by any Employee:
                    (1     )     of any law regulating:
                                        a.     the issuance, purchase or sale of
                                                                     securities,
                                   b.     securities transactions on security or
                                                          commodity exchanges or
                                                    the over the counter market,
                                                    c.     investment companies,
                                                  d.     investment advisors, or
                    (2     )     of any rule or regulation made pursuant to any
such law; or
                      j.     loss of confidential information, material or data;
                       k.     loss resulting from voice requests or instructions
                                                               received over the
                        telephone, provided however, this Section 2.k. shall not
                                                               apply to INSURING
                                                                 CLAUSE 7. or 9.


Specific Exclusions -     3     .     This Bond does not directly or indirectly
cover:
     Applicable To All Insuring               a.     loss caused by an Employee,
                                  provided, however, this Section 3.a. shall not
 Clauses Except Insuring                    apply to loss covered under INSURING
                                                   CLAUSE 2. or 3. which results
             Clause 1.                    directly from misplacement, mysterious
                                                 unexplainable disappearance, or
damage or destruction of Property;
                b.     loss through the surrender of property away from premises
                                                                  of the ASSURED
                                                        as a result of a threat:
                    (1     )     to do bodily harm to any natural person, except
                                                             loss of Property in
                                  transit in the custody of any person acting as
                                                                messenger of the
                                    ASSURED, provided that when such transit was
                                                          initiated there was no
                                knowledge by the ASSURED of any such threat, and
                                                                provided further
                              that this Section 3.b. shall not apply to INSURING
CLAUSE 7., or
                    (2     )     to do damage to the premises or Property of the
ASSURED;
                c.     loss resulting from payments made or withdrawals from any
                                                                         account
                                    involving erroneous credits to such account;
               d.     loss involving Items of Deposit which are not finally paid for any reason
                     provided however, that this Section 3.d. shall not apply to
                                                                        INSURING
                                                                     CLAUSE 10.;
                                      e.     loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 12 of 19



Conditions And
Limitations


Specific Exclusions -               f.     loss resulting from the failure for
any reason of a financial or depository
Applicable To All Insuring                    institution, its receiver or other
liquidator to pay or deliver funds or other
Clauses Except Insuring                    Property to the ASSURED provided
further that this Section 3.f. shall not
Clause 1.                    apply to loss of Property resulting directly from
robbery, burglary,
(continued)                    misplacement, mysterious unexplainable
disappearance, damage,
                    destruction or removal from the possession, custody or control of the
                    ASSURED.

               g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
                    CLAUSE 3.;

               h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

               i. loss resulting directly or indirectly from the input of data into a Computer
                    System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.


Specific Exclusions -     4     .     This bond does not directly or indirectly
cover:
Applicable To All Insuring               a.     loss resulting from the complete
or partial non-payment of or default on any
Clauses Except Insuring                    loan whether such loan was procured
in good faith or through trick, artifice,
Clauses 1., 4., And 5.                    fraud or false pretenses; provided,
however, this Section 4.a. shall not apply
                    to INSURING CLAUSE 8.;

               b.     loss resulting from forgery or any alteration;

               c.     loss involving a counterfeit provided, however, this
Section 4.c. shall not
                    apply to INSURING CLAUSE 5. or 6.


Limit Of Liability/Non-     5     .     At all times prior to termination of
this Bond, this Bond shall continue in force for
Reduction And Non-               the limit stated in the applicable sections of
ITEM 2. of the DECLARATIONS,
Accumulation Of Liability               notwithstanding any previous loss for
which the COMPANY may have paid or be
               liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

               a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no
                    Employee is concerned or implicated, or

               b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

               c. all acts, other than those specified in a. above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 13 of 19



Conditions And
Limitations


Limit Of Liability/Non-               d.     any one casualty or event other
than those specified in a., b., or c. above,
Reduction And Non-               shall be deemed to be one loss and shall be
limited to the applicable LIMIT OF
Accumulation Of Liability               LIABILITY stated in ITEM 2. of the
DECLARATIONS of this Bond irrespective of
(continued)               the total amount of such loss or losses and shall not
be cumulative in amounts
               from year to year or from period to period.

               All acts, as specified in c. above, of any one person which

               i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

               ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.


Discovery     6     .     This Bond applies only to loss first discovered by an
officer of the ASSURED
               during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
               ASSURED being aware of:

               a. facts which may subsequently result in a loss of a type covered by this Bond,
                    or

               b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

               regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
               AMOUNT, or the exact amount or details of loss may not then be known.


Notice To Company -     7     .     a.     The ASSURED shall give the COMPANY
notice thereof at the earliest
Proof - Legal Proceedings                    practicable moment, not to exceed
sixty (60) days after discovery of loss, in
Against Company                    an amount that is in excess of 50% of the
applicable DEDUCTIBLE
                    AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

               b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

               c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

               d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

               e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 14 of 19



Conditions And
Limitations


Notice To Company -               f.     Proof of loss involving Voice Initiated
                                                Funds Transfer Instruction shall
   Proof - Legal Proceedings                    include electronic recordings of
                                                              such instructions.
Against Company
(continued)


Deductible Amount     8     .     The COMPANY shall not be liable under any
INSURING CLAUSES of this Bond
               on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
               ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM
2. of the
               DECLARATIONS.

               There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
               sustained by any Investment Company.


Valuation     9     .     BOOKS OF ACCOUNT OR OTHER RECORDS
               The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the
               ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

               The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the
               COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

               In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

               OTHER PROPERTY

               The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 15 of 19



Conditions And
Limitations
(continued)


Securities Settlement     10     .     In the event of a loss of securities
covered under this Bond, the COMPANY may,
               at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

               The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
               COMPANY'S indemnity shall be:

                  a.     for securities having a value less than or equal to the
                                                                      applicable
                                 DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                b.     for securities having a value in excess of the DEDUCTIBLE
                                                                      AMOUNT but
                       within the applicable LIMIT OF LIABILITY - the percentage
                                                                        that the
                         DEDUCTIBLE AMOUNT bears to the value of the securities;

                c.     for securities having a value greater than the applicable
                                                              LIMIT OF LIABILITY
                      - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of
                    the applicable LIMIT OF LIABILITY bears to the value of the securities.

               The value referred to in Section 10.a., b., and c. is the value in accordance with
               Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

               The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

               The ASSURED shall pay the proportion of the Company's premium charge for the
               Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
               LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.


Subrogation - Assignment - 11.               In the event of a payment under
this Bond, the COMPANY shall be subrogated to
Recovery               all of the ASSURED'S rights of recovery against any
person or entity to the extent
               of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

               Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                   a.     first, to the satisfaction of the ASSURED'S loss which
                                                            would otherwise have
                          been paid but for the fact that it is in excess of the
                                                             applicable LIMIT OF
                                                                      LIABILITY,

                b.     second, to the COMPANY in satisfaction of amounts paid in
                                                                   settlement of
                                                            the ASSURED'S claim,

                  c.     third, to the ASSURED in satisfaction of the applicable
                                                                      DEDUCTIBLE
                                                                     AMOUNT, and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 16 of 19



Conditions And
Limitations


       Subrogation - Assignment -               d.     fourth, to the ASSURED in
                                        satisfaction of any loss suffered by the
      Recovery                    ASSURED which was not covered under this Bond.
(continued)               Recovery from reinsurance or indemnity of the COMPANY
shall not be deemed a
               recovery under this section.


Cooperation Of Assured     12     .     At the COMPANY'S request and at
reasonable times and places designated by
               the COMPANY, the ASSURED shall:

                a.     submit to examination by the COMPANY and subscribe to the
                                                                      same under
                                                                           oath,

                      b.     produce for the COMPANY'S examination all pertinent
                                                                    records, and

                  c.     cooperate with the COMPANY in all matters pertaining to
                                                                       the loss.

               The ASSURED shall execute all papers and render assistance to secure to the
               COMPANY the rights and causes of action provided for under this Bond. The
               ASSURED shall do nothing after loss to prejudice such rights or causes of action.


Termination     13     .     If the Bond is for a sole ASSURED, it shall not be
terminated unless written notice
               shall have been given by the acting party to the affected party and to the
               Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
               days prior to the effective date of such termination.

               If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
               COMPANY to all ASSURED Investment Companies and to the Securities and
               Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

               This Bond will terminate as to any one ASSURED, other than an Investment
               Company:

                      a.     immediately on the taking over of such ASSURED by a
                                                               receiver or other
                                 liquidator or by State or Federal officials, or

               b.     immediately on the filing of a petition under any State or
                                                                 Federal statute
                     relative to bankruptcy or reorganization of the ASSURED, or assignment for
                                     the benefit of creditors of the ASSURED, or

                  c.     immediately upon such ASSURED ceasing to exist, whether
                                                                  through merger
                        into another entity, disposition of all of its assets or
                                                                      otherwise.

               The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
               ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 17 of 19



Conditions And
Limitations


Termination               If any partner, director, trustee, or officer or
supervisory employee of an
(continued)               ASSURED not acting in collusion with an Employee
learns of any dishonest act
               committed by such Employee at any time, whether in the employment of the
               ASSURED or otherwise, whether or not such act is of the type covered under this
               Bond, and whether against the ASSURED or any other person or entity, the
               ASSURED:

                   a.     shall immediately remove such Employee from a position
                                                               that would enable
                     such Employee to cause the ASSURED to suffer a loss covered by this
                                                                       Bond; and

               b.     within forty-eight (48) hours of learning that an Employee has committed
                     any dishonest act, shall notify the COMPANY, of such action and provide full
particulars of such dishonest act.

               The COMPANY may terminate coverage as respects any Employee sixty
(60)
               days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.


Other Insurance     14     .     Coverage under this Bond shall apply only as
excess over any valid and collectible
               insurance, indemnity or suretyship obtained by or on behalf of:

                                                             a.     the ASSURED,

               b.     a Transportation Company, or

                    c.     another entity on whose premises the loss occurred or
                                                              which employed the
                      person causing the loss or engaged the messenger conveying the Property
                                                                       involved.


Conformity     15     .     If any limitation within this Bond is prohibited by
any law controlling this Bond's
               construction, such limitation shall be deemed to be amended so as to equal the
               minimum period of limitation provided by such law.


Change or Modification     16     .     This Bond or any instrument amending or
affecting this Bond may not be changed
               or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

               If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
               days after written notice has been furnished to the Securities and Exchange
               Commission, Washington, D.C., by the acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 18 of 19



Conditions And
Limitations


Change or Modification     If this Bond is for a joint ASSURED, no charge or
modification which would
(continued)     adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
     days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)     Page 19 of 19



POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective
December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
Treasury, in concurrence with the Secretary of State and the Attorney General of the
United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United
States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds
$100 billion.
10-02-1281 (Ed. 1/2003)



If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.
10-02-1281 (Ed. 1/2003)



IMPORTANT NOTICE TO POLICYHOLDERS



All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents
("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.
10-02-1295 (ed. 6/2007)



Important Notice:



The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.
Form 14-02-12160 (ed. 7/2006)



          ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: October 4, 2012     FEDERAL INSURANCE COMPANY
     Endorsement/Rider No.     1
     To be attached to and
     form a part of Bond No.     81907984

Issued to: P C & J PRESERVATION FUND
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.



The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

[GRAPHIC OMITED]

                              14-02-9228 (02/2010)
Page 1



                                                               ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: October 4, 2012               FEDERAL INSURANCE COMPANY
                                                     Endorsement/Rider No.     2
               To be attached to and
                                            form a part of Bond No.     81907984


Issued to: P C & J PRESERVATION FUND
          DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT
 In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1     .     The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2     .     The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced
          with the following:
          If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission,
          Washington, D.C., by the COMPANY.


 The title and any headings in this endorsement/rider are solely for convenience and form no part of the
terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

[GRAPHIC OMITED]

                           17-02-2437 (12/2006) rev.
Page